SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               September 30, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X   Form 40-F
                                     ---            ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                    ---    ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Vivendi Environnement logo                                    Vivendi Water logo


                                  PRESS RELEASE
             VIVENDI ENVIRONNEMENT AND PARTNERS WIN 30-YEAR CONTRACT
          WORTH (euro)1.5 BILLION TO DESIGN, BUILD, FINANCE AND OPERATE
              WASTEWATER TREATMENT PLANTS In THE HAGUE, NETHERLANDS

 First ever public-private partnership in the water industry in the Netherlands


Paris, september 30th, 2002 - Vivendi Environnement subsidiary Vivendi Water has won a 30-year design, build, finance and operate contract for wastewater treatment plants in The Hague and its surrounding region in the Netherlands. The contract represents total revenue of around (euro)1.5 billion.

The contract was awarded following an international call for bids issued in 1999 by Hoogheemraadshap van Delfland, the Delfland District Water Control Board. This local water, dykes and polders authority was created in the 13th century and is responsible for managing wastewater services in the region of The Hague.

The contract was won by the DELFLUENT consortium, which consists of Vivendi Water (a 40% shareholder in the project company) and two Dutch publicly owned water distribution companies, Delta Water (20%) and Waterbedrijf Europoort (20%). The other members of the consortium are Rabobank (10%) and two civil engineering companies, Heijmans Beton-en Waterbouw and Strukton, each with a 5% holding.

Vivendi Environnement and its partners will upgrade the existing wastewater treatment plant at Houtrust and build a new plant at Harnaschpolder. They will operate both plants and the domestic and industrial sewage systems for 30 years, serving 1.7 million people.

Operation of the two plants and a 90 km sewage network will start at the end of 2003. It will be carried out by a joint-venture company comprising Vivendi Water (50%), Delta Water (25%) and Waterbedrijf Europoort (25%), under the operational control of Vivendi Water. Delfluent will hire the 45 Delfland employees.

Vivendi Environnement, through its subsidiary OTV - Vivendi Water Systems, designed the plants, with particular emphasis on reducing the discharge of phosphorus and nitrogen into the natural environment to make them compliant with the new European standards. The new Harnaschpolder plant will thus be the biggest facility in Europe capable of guaranteeing such a high level of environmental protection.

The construction work will be led by Vivendi Water Systems and the two Dutch companies, HEIJMANS and STRUKTON. This work, worth (euro)258 million, will take five years.

RABOBANK INTERNATIONAL and DEXIA will participate in financing the project. Capital from the shareholders will amount to (euro)45 million, including
(euro)18 million from Vivendi Environnement.


Vivendi Water, a subsidiary of Vivendi Environnement, is the leading global provider of water and wastewater services for municipal authorities, industrial companies and consumers. The company provides the entire range of outsourcing and design-build services, as well as equipment and systems. With operations in more than 100 countries, Vivendi Water serves over 110 million consumers and 40,000 industrial customers worldwide. It has revenues of 13.6 billion euros for 2001 and 72,600 employees.



Important Disclaimer

Vivendi Environnement is a corporation listed on the NYSE and Euronext Paris. This [document/press release] contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission from Vivendi Environnement.


  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

              US investor contact: Brian Sullivan +(1) 401 737 4100

     Press release also available on http://vivendienvironnement-finance.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  September 30, 2002

                                      VIVENDI ENVIRONNEMENT


                                      By: /s/ Jerome Contamine
                                          ---------------------------------
                                          Name: Jerome Contamine
                                          Title: Chief Financial Officer